Exhibit 99.68

1 Hershey Dr. Smiths Falls, ON K7A oA8 (855) 558 9333 × 122 invest@canopygrowth.com www.canopygrowth.com

CANOPY GROWTH AND DELTA 9 APPLAUD MANITOBA CANNABIS PLAN

November 8, 2017

SMITHS FALLS, ON & WINNIPEG — WINNIPEG and SMITH FALLS, ON, Nov. 8, 2017 /CNW/—Canopy Growth Corporation (TSX:WEED) (Canopy Growth) and Delta 9 Cannabis Inc. (TSX.V:NINE) (“Delta 9” or together, the “Companies”) applaud the framework today announced by the Province of Manitoba regarding adult-use cannabis production, distribution, and retail.

The decision by the Government of Manitoba to allow for private retail distribution of cannabis while ensuring that public safety and health concerns are the focal points of its cannabis policies is a strong and welcomed approach. As responsible existing cannabis businesses, Delta 9 and Canopy Growth plan to work collaboratively within the proposed Manitoba framework to bring locally produced products as well as the best variety from across the country to future cannabis consumers throughout the province.

The Companies submitted a collaborative expression of interest in July, 2017 outlining their proposed participation in the Manitobamarket including production and distribution functions with both companies pursuing privately owned and operated retail.

“As provinces continue to roll out distribution and retail strategies we are starting to gain a clearer understanding of our operational needs leading into next year,” said Mark Zekulin, President, Canopy Growth.

“Manitoba has signalled an openness to private retail operations, and as responsible private companies already meeting the strict regulations for the production and sale of medical cannabis across the country, we believe our track record positions us well to satisfy the government’s objectives while meeting the needs of Manitoba consumers. We are proud to partner with a respected, responsible local Manitoba company in Delta 9 to bring our offering forward.”

While working together in Manitoba, Delta 9 has also entered into a distribution arrangement with Canopy Growth that will allow Delta 9 to expand its retail presence outside the province as Canopy pursues distribution deals similar to the agreement it entered with the Province of New Brunswick in September, 2017, to bring the highest quality and best variety of products to consumers across the country.

“As a cannabis producer headquartered in Winnipeg, our team is very pleased at the prospect of expanding our operations to include physical locations in addition to our existing e-commerce solution,” said Delta 9 Co-Founder and CEO John Arbuthnot.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@canopygrowth.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

About Delta 9

Delta 9 Cannabis Inc., through its wholly-owned subsidiary, Delta 9 Bio-tech, is a licensed producer of medical marijuana pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (ACMPR). The company operates an 80,000 square foot, expandable, state-of-the-art production facility in Winnipeg, Manitoba, Canada. For more information please visit Delta9.ca.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.